PRESS RELEASE

EXCELLENT GOLD RECOVERY FROM BEATTIE TAILINGS

Quebec City, Quebec, April 11, 2012. Clifton Star Resources Inc. ("Clifton Star" or "The Corporation") (TSXV-CFO; Deutsche Boerse-C3T) is pleased to report that recent metallurgical test results at SGS Lakefield Research have demonstrated that high gold recoveries from the Duparquet Project historical tailings are possible using a combination of conventional flotation, pressure oxidation and cyanidation. The tests are part of a larger metallurgical test program which previously led to average gold recoveries of 93% from core samples of the different gold zones of the Duparquet Project (See March 2, 2012  press release).

The overall gold recovery from the tailings sample obtained from the historical Beattie tailings was 83.5%.

Beattie Tailings Tests

A sample, grading 1.18 g/t gold, was recovered from Clifton Star’s Duparquet Project historical tailings impoundments, which have been in place since the cessation of mining and processing at the Beattie metallurgical complex in the 1950’s. Approximately 9 million tonnes of tailings were generated from historical flotation processing of Beattie ores. Gold was recovered from the flotation concentrate after roasting and cyanidation.

Initial Lakefield tests on gold recovery from the Beattie tailings sample are now complete.  The sample was treated by direct cyanidation and by a combination of flotation, pressure oxidation and CIL with subsequent CIL of the flotation tailings.

Direct cyanidation.  The sample was lightly reground and subjected to conventional CIL extraction.  The direct cyanidation yielded 39.7% gold extraction, which was expected. This test confirmed the refractory nature of the historical tailings, i.e. gold is still largely “locked up” in pyrite and arsenopyrite phases.

Flotation – Pressure  Oxidation – CIL.  The sample was floated at a P80 of 99 microns to produce a rougher concentrate containing 3.59 g/t of Au and 1.88% Sulfide Sulfur.  The flotation mass pull was 24.7 % with an overall 72.1% gold recovery and 84.9% Sulfide Sulfur recovery.  The flotation concentrate was pressure oxidized under conventional conditions and then tested by CIL. The recovery of gold from the pressure oxidation residue was 92.9%.  The flotation tailings (corresponding to 75.3% of the original flotation feed) were also subjected to CIL cyanidation, with gold recovery of 59.1%.  Combining the gold recovery from the POX residue and that of the flotation tailings yielded an overall recovery of 83.5%.

These results confirm that the historical Beattie flotation tailings may be treated by a conventional flow sheet of flotation and pressure oxidation, with cyanidation of both the pressure oxidation residue and the flotation tailings.

“The excellent gold recovery results obtained on the sample from the Beattie tailings imply that we will also evaluate the reprocessing of the Beattie gold bearing tailings in a Preliminary Economic Assessment Study (PEA). This PEA will follow the upcoming NI 43-101 resource assessment report from Innovexplo, now expected in May of 2012, which will include an estimate of the Beattie tailings gold resource” said Michel Bouchard, President and CEO of Clifton Star.

Clifton is continuing with the testing of the Duparquet gold zones at the SGS Lakefield Research facilities in order to generate sufficient operating parameters (Bond index, abrasion characteristics, POX optimal operation temperature and pressure parameters, environmental stability) to be used in the upcoming PEA.

Additional Metallurgical Test Program

In order to determine the most economical process to treat the mineralization, samples of bulk concentrate have also been provided to Goldfields of South Africa for testing of the BIOX™ technology as an alternative to pressure oxidation. The BIOX process uses bacteria to catalyze the oxidation of pyrite and arsenopyrite prior to gold recovery by carbon-in-leach cyanidation. In addition, samples of bulk concentrate have been sent to Australia for testing of XSTRATA Technologies’ Albion process. The Albion process uses fine grinding and neutral oxidation of pyrite and arsenopyrite prior to gold recovery by carbon-in-leach cyanidation.

Both series of tests are now at the final stage of completion, and Clifton expects to have the results in May 2012. The benefits of both processes will be compared with the conventional flow sheet used in the SGS Lakefield tests to maximize recoveries and economic return as well as minimize environmental impact.

Qualified Person

Dr. David Dreisinger, P.Eng., F.C.I.M., F.C.A.E., is the Qualified Person (NI 43-101) who supervised the preparation of the technical information in this news release.  Dr. Dreisinger is Professor and Chairholder, Industrial Research Chair in Hydrometallurgy at the University of British Columbia (Vancouver, Canada) and consults to the worldwide metallurgical industry through Dreisinger Consulting Inc.

For further information please contact:

Michel F. Bouchard

President and CEO

Clifton Star Resources Inc. mbouchard@cfo-star.com

418-914-9922

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Cautionary Statement on Forward Looking Information

Certain information included in this press release, including any information as to our future exploration, financial  or  operating  performance  and  other  statements  that  express  management's  expectations  or estimates of future performance, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities  laws.  The  words  ‘expect’,  ‘believe’,  ‘will’,  ‘intend’,  ‘estimate’  and  similar  expressions  identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, including the possibility that drill programs will not yield the expected results. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Clifton Star Resources to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward - looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Company’s most recent Form 20-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.  The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.